Exhibit 99.4

Intellipharmaceutics International Inc.

Contact: Intellipharmaceutics International 30 Worcester Road Toronto, ON Canada M9W 5X2 www.intellipharmaceutics.com	Shameze Rampertab Vice President Finance & CFO 416-798-3001 x106 investors@intellipharmaceutics.com

FOR IMMEDIATE RELEASE

Intellipharmaceutics to Raise US$3.1 Million

Toronto, Ontario (March 19, 2013) – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it is raising approximately US$3.1 million in a registered direct unit offering at a price of US$1.72 per unit. In connection with the offering, the Company will be issuing to the investors an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants will be exercisable immediately, have a term of five years and an exercise price of US$2.10 per share of common stock. After placement agent fees and estimated offering expenses, the Company expects to receive net proceeds of approximately US$2.7 million. The offering is expected to close on or about March 22, 2013, subject to customary closing conditions.

Roth Capital Partners, LLC, served as lead placement agent for the offering. Brean Capital and Maxim Group, LLC served as co-placement agents for the transaction.

Intellipharmaceutics intends to use the net proceeds to file additional Abbreviated New Drug Applications (ANDAs) with the Food and Drug Administration, to advance clinical trials for its abuse resistant Rexista™ technology and/or other NDA 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

The securities described above are being offered by Intellipharmaceutics through a prospectus supplement pursuant to a shelf registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission. A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement (once filed) and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or email: rothecm@roth.com or by accessing the SEC’s website, www.sec.gov.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.  The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

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Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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